FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

and

KfW INTERNATIONAL FINANCE INC.

(Name of Registrant)

Date of end of last fiscal year: December 31, 2003

SECURITIES REGISTERED

(As of the close of the fiscal year)*

	Amount as to which	Names of exchanges on
Title of Issue	registration is effective	which registered
N/A	N/A	N/A

* The registrants file annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

DAVID MORRISON
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

SIGNATURES

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2003, as subsequently amended, as follows:

     Exhibit (d) is hereby amended by adding the following text in relation to the section “Kreditanstalt für Wiederaufbau – Financial Section – Management’s Comments on the Consolidated Financial Statements – Recent Developments”:

     "KfW’s preliminary results for the year ended December 31, 2004

     The following information is derived from KfW’s press release and related press conference of January 31, 2005 announcing certain preliminary results for 2004. The financial figures in this section are based on preliminary unaudited figures that are subject to adjustment. This information is not necessarily indicative of KfW Group’s audited results for the year, which KfW expects to release in April 2005.

     At December 31, 2004, KfW Group’s total assets amounted to €329 billion, an increase of approximately 5%, or €15 billion, compared with €314 billion at December 31, 2003. KfW Group’s volume of business, which includes off-balance sheet items, increased by 6%, or €24 billion, to €426 billion at December 31, 2004.

     KfW expects its group operating result before risk provisions for 2004 to be in line with its expectations and to be close to previous year’s level. Risk provisions for 2004 are expected to be significantly less than in 2003 due to a better risk environment as well as due to the fact that significant risk adjustments to the equity portfolio of tbg (a subsidiary of the former DtA) were taken in 2003. Accordingly, KfW expects to post a significantly higher net profit for 2004 than in 2003.

     Commitments

     The following table sets forth an approximate breakdown by category of KfW’s commitments for loans, grants and guarantees for 2004 as compared with 2003.

	Year ended
	December 31,
	2003	2004(1)
	(billions of €)
Commitments
Investment finance in the Federal Republic and Europe	58.6	48.4
KfW Mittelstandsbank (KfW SME Bank)	13.8	14.0
of which guarantees and securitizations (PROMISE)	3.5	3.7
KfW Förderbank (KfW Promotional Bank)	44.9	34.5
of which securitizations commitments (PROVIDE)	18.4	11.4
KfW IPEX-Bank	11.5	11.9
KfW Entwicklungsbank (KfW Development Bank)	1.6	1.9

Total	71.8	62.3

(1)	Preliminary and unaudited.

     The decline in commitments in investment finance in the Federal Republic and Europe is mostly due to significantly lower commitments under KfW Förderbank securitization programs (decrease by €7 billion from €18.4 billion to €11.4 billion). This decline is due to less demand by German banks which, after strong securitization activities in 2003, are again increasingly taking risk assets onto their balance sheets. A lower commitment volume of KfW Förderbank was also recorded for housing loans (decrease by €3.0 billion) and for industrial pollution control loans (decrease by €1.5 billion).

     Sources of funds

     The volume of long-term funding raised in the capital markets in 2004 was €50.9 billion (excluding credit-linked certificates of indebtedness in the amount of €1.2 billion), of which 39.4% was raised in euro, 38.8% in US dollars and the remainder in twelve other currencies.”

SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrants KfW and KfW International Finance Inc. have each duly caused this amendment to be signed on their respective behalves by the undersigned, thereunto duly authorized.

KfW
By:	/s/ Dr. Frank Czichowski
Dr. Frank Czichowski
Senior Vice President and Treasurer

By:	/s/ Jochen Leubner
Jochen Leubner
Vice President

KfW INTERNATIONAL FINANCE INC.
By:	/s/ Dr. Volker Gross
Dr. Volker Gross
General Counsel, Vice President and Secretary

Date: January 31, 2005